April 13, 2021	Normal;OfficeAddress;99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460 www.lw.com FIRM / AFFILIATE OFFICES
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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Brittany Ebbertt
Kathleen Collins
Alexandra Barone
Larry Spirgel

Re:	Tremor International Ltd.
Draft Registration Statement on Form F-1
Submitted March 11, 2021
CIK No. 0001849396

Ladies and Gentlemen:

On behalf of Tremor International Ltd. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”) to the U.S. Securities and Exchange Commission (the “Commission”). The Company previously submitted to the Commission on March 11, 2021 a Draft Registration Statement on Form F-1 (the “Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on April 5, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are also providing a copy of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

April 13, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Prospectus Summary, page 1

1.

Please revise to provide equal discussion about the full-year 2020 along with the full-year 2019 throughout the filing. In this regard, we note you refer to results and information for the six-months ended June 30, 2020 and the six-months ended December 31, 2020. Please balance these discussions by including similar information for the full fiscal years.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 56 and 77 of Submission No. 2 to include discussion of the comparison of full-year 2020 to 2019 results.

2.

You disclose here and elsewhere in the document that you have over approximately 1,000 active customers. However, we note from your disclosure on page 61 that actual active customers decreased from 931 in 2019 to 889 in 2020. Please revise this disclosure to more accurately reflect your total number of active users.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 56, 77 and 85 of Submission No. 2 to more accurately reflect the total number of active users. The Company further advises the Staff that the actual number of active customers is 889 in 2020, which has been rounded to approximately 900 active customers.

3.

You disclose that you have approximately 1,500 publishers and 800 unique users. Please revise to define these terms, and to disclose the actual number of publishers and unique users for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iii of Submission No. 2 to define the terms “active publishers” and “unique users”.

The Company advises the Staff that the actual number of active publishers is 1,444 as of December 31, 2020, which has been rounded to approximately 1,450 active publishers. The Company has revised the disclosure on pages 2, 5, 56, 77, 80 and 84 of Submission No. 2. The Company believes that providing an approximate figure, rather than a precise figure, is more appropriate since this number can fluctuate over time.

The Company further advises the Staff that the number of unique users is approximately 800 million. An approximate number is disclosed because the number of unique users is an indicator that can vary on an hourly basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Other Operating Metrics, page 57

4.

We note your discussion of CTV revenue and video revenue, including the percentage of total programmatic revenue that each represent. However, we note the sum of such revenues does not equal total programmatic revenue for either period. Further, we are unable to recalculate the disclosure on page 6 regarding video, CTV, and mobile video revenue as a percentage of total revenue from the information provided. Please revise to clarify how video, CTV, and mobile revenue relate to each other and to programmatic and performance revenue, as reported, and how you determined the various percentages and dollar amounts you disclose. Also, explain why you have chosen to disclose and discuss these two revenue streams separately from either your total revenue or your programmatic and performance revenues. Lastly, consider providing tabular disclosure showing the breakdown of these types of revenue to better clarify and support the various percentages and metrics you provide.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 6, 58, 59, 63, 77, 78 and 80 of Submission No. 2 to reconcile the revenue numbers per device and format and to include a table showing the breakdown of revenue per device and format.

The Company advises the Staff that it has chosen to disclose CTV revenue and Video revenue separately because CTV and Video are the core areas of growth for the Company, and so the Company viewed this breakdown as material information to an investor’s investment decision.

April 13, 2021

The Company further advises the Staff that there was a portion of revenue that it was unable to completely verify previously, and so was classified as non-Video revenue in the Draft Submission. In the process of verifying other items, this portion of revenue has now been verified and classified as Video revenue. Therefore, this has resulted in a corresponding increase in the percentage of Video revenue as reflected in Submission No. 2.

5.

Your presentation of Net revenue includes an adjustment for programmatic media costs that are included in revenue in fiscal 2019. You also include adjustments for traffic acquisition costs to both fiscal 2019 and 2020. Similarly, you present non-IFRS cost of revenue, excluding the media costs in fiscal 2019. Please explain to us why you believe these non-IFRS measures do not substitute individually tailored revenue recognition and cost of revenue methods for IFRS measures or revise to remove such measures throughout your filing. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs) and Rule 100(b) of Regulation G. Also, since your non-IFRS measures of Adjusted EBITDA Margin and Average net revenue per active customer use Net revenue in the calculations, these measures should be revised to comply with the non-GAAP guidance. Refer to Item 10(e)(4)(ii) of Regulation S-K. Similarly, your discussion of net revenue (including CTV and Video net revenue) and net revenue growth in the prospectus summary and elsewhere should be revised accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered Question 100.4 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs) and specifically evaluated Rule 100(b) of Regulation G that states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading. Based on that evaluation, the Company does not believe that the adjustments to eliminate programmatic media costs and traffic acquisition costs, when considered in light of their purpose and value to investors and taken together with the accompanying disclosure, conflict with the Staff’s C&DIs or Regulation G and constitute the substitution of individually tailored revenue recognition and cost of revenue methods for IFRS measures.

For the year ended December 31, 2019, both Programmatic revenue and Performance revenue of the Company are recognized on a “gross” basis. For the year ended December 31, 2020, the Company’s Programmatic revenue is recognized on a “net” basis and its Performance revenue is recognized on a “gross” basis. The Company believes that presenting the non-IFRS measure Net revenue (which calculates both Programmatic and Performance activities on a “net” basis) provides investors with an additional metric that is helpful to understand the Company’s results of operations on an ongoing basis and for investment purposes because this measure allows investors to more readily compare the Company’s operating performance to the operating performance of its peers, which generally present revenue on a “net” basis.

In determining adjustments to Revenue (as reported on an IFRS basis) to arrive at the non-IFRS measure, Net revenue, the Company included only adjustments that it believes provide investors with greater transparency into its ongoing operating results and enable them to better compare its performance with the performance of its peers. The Company further notes that the adjustments to eliminate programmatic media costs and traffic acquisition costs are accompanied by clear disclosure regarding the nature of such adjustments and the fact that its inclusion is a departure from IFRS. The Company confirms that such adjustments are used by the Company’s senior management in analyzing the Company’s performance.

The Company respectfully submits that, although Question 100.04 of the Staff’s C&DIs indicates that certain adjustments may be inconsistent with Rule 100(b) of Regulation G, the Company does not believe that the adjustments at issue violate Regulation G, as they are accompanied by sufficient disclosure to ensure that they are not misleading and do not conflict with the C&DIs in that they merely provide additional information necessary to better understand the Company’s results of operations as prepared in accordance with IFRS and do not constitute the substitution of “individually tailored revenue recognition and cost of revenue methods for IFRS measures”.

6.

Please reconcile your non-GAAP measure of adjusted EBITDA to the most directly comparable GAAP measure of net income. Refer to Question 103.02 of the non-GAAP C&DIs. Alternatively, consider changing the name of this measure to, for example, non-GAAP operating profit (loss). In this regard, it appears that you do not adjust this measure for interest expense or taxes, which are implied by the name “EBITDA.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii, 17 and 61 of Submission No. 2.

April 13, 2021

7.

We note you present Adjusted EBITDA Margin throughout the filing without presenting the most directly comparable IFRS measure of net profit margin with equal or greater prominence. Similarly, we note you include discussions of period-over-period changes in adjusted EBITDA without presenting a discussion of the most directly comparable IFRS measure with equal or greater prominence. Please revise your disclosures throughout the filing as necessary. Refer to Question 102.10 of the Non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 7, 15, 56, 59, 60, 62, 72, 73, 77 and 81 of Submission No. 2.

8.

We note you consider the non-IFRS measure Net cash to be a performance measure. As this is reconciled to cash and cash equivalents, an indicator of your liquidity, please explain further how you determined that this is a measure of your financial and operating performance and not a measure of your liquidity. Further, it appears that you have short-term interest bearing lease liabilities. Please explain why these are not excluded from this measure as the definition implies. Lastly, please clarify what this measure is intended to convey and revise to explain how this information is useful to investors. Refer to Item 10(e)(i)(C) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii, 2, 15, 17, 18, 57, 59 and 77 of Submission No. 2 to remove reference to the Net cash measure.

9.

If you continue to include Net cash in your filing, please revise to present the most comparable IFRS measure with equal or greater prominence everywhere this measure is presented. Refer to Question 102.10 of the Non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K. Further, revise to rename this measure as the title “Net cash” is similar to net cash as discussed in your Liquidity section and as shown on the face of your Statement of Cash Flows. Refer to Item 10(e)(ii)(E) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii, 2, 15, 17, 18, 57, 59 and 77 of Submission No. 2 to remove reference to the Net cash measure.

Key Operating Metrics, page 61

10.

Please revise to clarify how you define and calculate net revenue retention rate. In this regard, explain which of your revenue streams are considered to be “recurring” and therefore, factored into this metric. To the extent this measure is not based on all revenue streams, revise to explain why. Also, clarify what is meant by “revenue retained from existing customers in a defined period of time.” For instance, disclose whether you start with revenue for all recurring revenue customers from a prior period end and compare that to revenue from the same set of customers as of the current period end and clarify what periods were used. Lastly, explain what this measure is intended to represent and whether customer attrition and/or renewal is reflected in such measure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii and 62 of Submission No. 2 to clarify the definition of net revenue retention rate. The Company advises the Staff that all of its revenue streams are considered to be “recurring” and therefore factored into this metric.

The Company further advises the Staff that this measure is intended to provide an aggregated view of positive and negative changes for the same group of customers over a 12-month period, including customer attrition, customer renewal, service upgrades and service downgrades.

JOBS Act, page 74

11.

You state that you have elected to take advantage of the extended transition period for new or revised accounting pronouncements. As IFRS does not have separate adoption dates for public and private companies, please explain further this election or revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 41 and 75 of Submission No. 2 to remove reference to taking advantage of the extended transition period for new or revised accounting pronouncements.

April 13, 2021

Description of Share Capital and Articles of Association

Exclusive Forum, page 113

12.

We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please revise here or in your risk factor section to highlight enforceability concerns arising from the fact that Section 22 of the Securities Act creates concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32, 114 and 115 of Submission No. 2.

Notes to Consolidated Financial Statements

Note 3: Significant Accounting Policies

k. Revenue Recognition, page F-19

13.

We note that prior to fiscal 2020 you recognized revenue from your Programmatic activities on a gross basis, and beginning in fiscal 2020 you began recognizing such revenue net of programmatic media costs. Please provide us with a detailed analysis of how you considered the guidance in paragraphs B34 – B38 of IFRS 15 in determining that you were principal in these arrangements in fiscal 2019 and agent in fiscal 2020. At a minimum, ensure your response addresses the following:

•	how the company’s manual operations in the execution process impacted your analysis and the specific guidance considered;

•	why the accounting changed in fiscal 2020 when the Rhythm acquisition was consummated in April 2019 and how integration of such business is relevant to your analysis;

•	how the terms of each of your arrangements (both demand side supply side customers) support your accounting; and

•	whether there were any changes in the terms of the arrangements from fiscal 2019 to fiscal 2020.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company provides below its detailed analysis of how it considered the guidance in paragraphs B34 – B38 of IFRS 15 before fiscal 2020 and thereafter.

Background

The Company generates revenue from transactions where it provides access to a platform for the purchase and sale of digital advertising. The Company’s customers are both advertisers (ad buyers), including brands and agencies, and digital publishers. Through approximately the first half of 2019, the Company focused on developing its advertising platforms in different media channels, such as display, mobile and video, mainly in the demand side platform (“DSP”).

The Company’s revenues process begins with advertisers, who often engage advertising agencies in order to execute their advertising campaigns. Advertisers and agencies often engage DSPs, which serve as advertising demand aggregators, such as the TradeDesk (“TTD”) and Google DV360, to execute their digital marketing campaigns across various ad formats. The Company’s customers are both advertisers (brand companies) and advertising agencies on the demand side and publishers and competitors Sell Side Platform’s on the supply side (“SSP”).

In April 2019, the Company acquired RhythmOne (“1R”) and in January 2020, the Company acquired Unruly, both of which provide advertisers with automated access to ad inventory from publishers.

April 13, 2021

Following the acquisition of 1R, the Company offers its customers both DSP, through Tremor Video (acquired in late 2017), and SSP, through 1R. The Company believes that the 1R platform is a highly developed technology with strong capabilities, but it is not a recognized brand in the digital advertising market. Unruly, however, is a significant and recognized brand name in the marketplace. Consequently, both the integration process of 1R into the Company, which proceeded throughout 2019, and the acquisition of Unruly, resulted in increased operations in the marketplace. Consequently, beginning in 2020, the Company transformed from a relatively small/medium digital advertising company which was more focused on the SSP side, into a much more impactful player in the advertising market (i.e. with a strong brand, advanced technologies and both DSP and SSP capabilities which place the Company in a unique position in the marketplace). In particular, these developments increased the Company’s ability to act as both DSP and SSP in the marketplace, with a strong automated technology process and with a recognized brand resulting in a three-fold increase in the amount of intercompany transactions between the DSP and SSP platforms in 2020 as compared with 2019. Moreover, following the acquisition of 1R, the Company began developing additional capabilities and features in its platforms (i.e. both on the DSP and SSP) and integrating these platforms into an end-to-end solution marketplace, relying more significantly on machine learning, artificial intelligence and algorithms to fulfill the promise to its customers in a much more efficient and scalable manner.

In general, programmatic advertising is the use of software and algorithms to execute online advertising transactions. Recently, such processes are being executed more and more automatically (i.e. minimizing any human intervention). This trend is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their requests for ad inventory be completed in an easy, efficient, and accurate manner.

Up until the end of 2019 and the integration of the SSP with the DSP, the Company designated a specific sales team that had a direct relationship with advertiser/agency. The sales team received from the advertiser all the required parameters (e.g. price, location, age etc.) in order to identify the ad target and input the requirements into the platform. Once the requirements are established within the platform, the process was all automated. Starting in 2020, following the integration between the platforms, involvement of machine learning at the platform level and enhancement of the bid process, the platform converted to a fully automated process without any human intervention (i.e. there is no sales team involvement in the process) and improved the efficiency and automated problem solving in the platform.

The Company signs Master Service Agreements (“MSAs”) or Internal Orders (“I/Os”) with customers to whom the Company provides licenses to access the platform. The agreements specifically state that the Company does not guarantee or warrant that inventory will be available for any buyer for the advertising campaigns and it does not guarantee the performance of any inventory or advertising campaign, with limitation of liability with respect to any related loss, lost data, consequential damages etc. However, as discussed below, through 2019 the Company provided an implicit obligation with respect to fulfillment of advertising services.

Accounting analysis

In accordance with IFRS 15.B34-B38, the Company has evaluated the nature of its promise to the customer with respect to its Programmatic activities over the years and assessed whether the Company is acting as a principle or as an agent.

As a first step, IFRS 15 dictates that if an entity obtains control of a good or a right to services in advance of transferring those goods or services to the customer, then the entity is a principal. Otherwise, it is an agent. To determine whether it controls a specified good or service before it is transferred to the customer, the entity acting as an intermediary applies the general guidance on transfer of control.

IFRS 15.B35 states in this respect that an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.

According to the standard, if the assessment based on the general guidance on transfer of control is not conclusive, then an entity also considers the specific indicators of whether it acts as a principal as stated in IFRS 15.

April 13, 2021

The Company believes that, even though it may be argued that it has momentarily obtained title to the advertising space (i.e. for micro seconds between winning the auction and the time the ad was displayed on the publisher’s site), this is not indicative of control. Assessing control of the advertising space prior to transferring it to the customer should be focused more on the indicators provided by IFRS 15.B37, which assist in determining whether the Company has the ability to direct the use of, and obtain substantially all the remaining benefits from, the publisher’s advertising space.

Primarily responsible for fulfilling the promise

As explained above, prior to 2020, manual operations of the Company included involvement of designated sales team’s personnel who interacted directly with customers. Additionally, although the terms of contract did not provide for guarantees or explicit promises to customers, the Company’s limited market position as a small/medium player as compared with competitor’s positions, necessitated a business strategy whereby an implicit obligation existed with its customers to ensure satisfaction of the services provided. This is evident in the amount of credit notes issued to customers during this period. Therefore, for that period, the Company concluded that it was primarily responsible for the fulfillment of its promises.

Following the acquisitions of 1R, its integration process and the acquisition of Unruly and as detailed above, the Company implemented significant technological changes to its platform which automated many processes and substantially reduced or eliminated direct sales team manual involvement or interaction with customers. Furthermore, as a result of its enhanced market position, the Company modified its operational strategy and, in practice, shifted away from its prior implicit obligations to customers. This is evidenced by a significant reduction in 2020 in the amount of credit notes issued to customers.

Although, as mentioned above, there were no changes to the MSA and I/O agreements, there were changes to underlying implicit obligations which existed prior to 2020 and no longer exists in 2020 (i.e. based on the terms and conditions of the Company’s contract and the fact that the Company no longer provides promises to its customers, explicitly or implicitly, regarding the delivery of advertising space, nor does the customer have recourse if its ad was not properly displayed in the advertising space or a valid user did not view the ad.). This change manifests itself in the significant decrease in 2020 and 2021 in the amounts of credits provided (e.g. between 4.8% before 2020 and around 1.5% in 2020) and is indicative of the fact that the Company acted as principal in fiscal 2019 and as agent in fiscal 2020.

Inventory risk

Both before and after fiscal year 2020, the Company does not obtain nor commits itself to obtain ads before obtaining a contract with a customer. This indicates that the Company does not have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the ads before they are transferred to the customer. Therefore, the Company believes that it does not have an inventory risk.

Discretion in establishing the price

Both before and after fiscal year 2020, advertisers authorize the Company to make a bid up to a maximum bid amount established by the advertiser, while the Company has limited influence over the desired CPM of the advertiser through the algorithm in the platform. Therefore, the Company concludes that it has limited pricing discretion because the publisher has no ability to set or influence the price charged to advertisers which are set in a bid (open auction) between advertisers and publisher, further demonstrating that the Company acted as principal in fiscal 2019 and as agent in fiscal 2020.

*****

In accordance with IFRS 15.B37A, the above indicators and considerations are not exhaustive. To assess whether it obtains control, the Company needs to carefully assess its facts and circumstances, including the nature of the specified goods or services and the terms and conditions of the contracts. The indicators and conditions may be more or less relevant to the assessment of control, depending on the nature of the specified goods or services and the terms and conditions of the contract. In addition, different indicators may provide more persuasive evidence in different contracts.

April 13, 2021

The Company believes that, under its specific circumstances, the ‘Primarily responsible’ indicator provides the most conclusive evidence as to whether the Company is a principal or an agent, and thus more weight should be given to this indicator which, the Company believes, clearly shows that the Company acted as principal in fiscal 2019 and as agent in fiscal 2020.

In conclusion, as discussed above, the Company believes that the circumstances related to the Unruly acquisition, which significantly improved its brand and position in the marketplace along with the integration of 1R in late 2019 and resulting sales process automation together with the integration between SSP and DSP (i.e. the Company is now controlling both side of the services), required re-assessment of its revenues presentation policy in accordance with IFRS 15.B34-38.

In summary, the Company considered the indicators of control set forth above and concluded that through fiscal year 2019, it acted as principal because it had control over the ad space “inventory”, mainly as it considered itself to have the primary responsibility for fulfilling the promise to provide advertising services and by providing an implicit obligation to the customers (i.e. it was the party the customer believed was responsible for fulfilling the promise). Following the changes described above in late 2019 and early 2020, the Company concluded that it does not obtain control over the ad space “inventory” as it is no longer considered primarily responsible for fulfilling the promise to provide advertising services, and shifted away from providing an implicit obligation to its customers, thereby acting as agent in fiscal year 2020.

The Company also believes that this analysis is consistent with the SEC staff ‘Remarks before the 2020 AICPA Conference on Current SEC and PCAOB Developments’ by Geoff Griffin (https://www.sec.gov/news/speech/griffin-remarks-aicpa-2020) which discussed, among other things, the gross vs. net presentation in a similar case as well as the guidance provided by chapter 10.3 in KPMG’s IFRS 15 Handbook (including example 5 in that chapter).

14.

You state that you typically invoice buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Please revise to clarify how monetization is determined for each of your pricing solutions (e.g. percentage of spend, flat fees and CPM).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that monetization of ad impressions refers to the delivery of the ad impression (or ad content) in response to a bid request. Buyers are invoiced each month based on the number of ad impressions delivered during the prior month calculated in accordance with the applicable pricing solution. Monetization of non-ad impression content, such as creative services, also refers to delivery of such services. Buyers are invoiced for any such services delivered in the prior month and may be based on a flat fee which is not material. The Company further respectfully advises the Staff that specific details for each pricing solution is commercially sensitive information and thus it has not included such information in the disclosure.

l. Classification of expenses, page F-21

15.

We note you present a measure of gross profit on the face of your Statement of Operation and Other Comprehensive Income. Please clarify whether any amortization or depreciation expense directly attributable to cost of sales is included in gross profit. To the extent you do not allocate any depreciation and amortization to cost of revenue, you should remove the gross profit subtotal and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11B.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has considered the requirements of the SEC’s Staff Accounting Bulletin (“SAB”) Topic 11.B which addresses the exclusion of “depreciation, depletion and amortization of property, plant and equipment” from cost of goods sold or operating expenses. The Company has revised page F-4 to provide additional clarification to the financial statement by adding disclosure to its Consolidated Statements of Operations to make it clear that its cost of revenue lines exclude depreciation and amortization. The cost of service line item in the Consolidated Statements of Operations has been revised to state “Exclusive of depreciation and amortization” and the subtotal of gross profit has been deleted.

The Company further advises the Staff that it has revised the disclosure on pages 14, 15, 60, 66, 67, 68 and 70 of Submission No. 2 as a result of this revision.

April 13, 2021

Note 7. Intangible Assets, Net, page F-34

16.

You state that your qualitative assessment during the years ended December 31, 2020, and 2019, did not indicate that it is more likely than not that the fair value of its goodwill is less than the aggregate carrying amount. Please explain further your reference to a “qualitative assessment.” Tell us how you considered the guidance in paragraphs 10 and 90 of IAS 36 and specifically address how you determined the recoverable amount of the cash-generating unit. Also, tell us when you perform your goodwill impairment analysis and confirm that such evaluation is done at the same time each year. Refer to IAS 36.96. Lastly, revise to include the disclosure required by IAS 36.134(a)-(f) or explain why you believe such disclosure is not necessary.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company wishes to provide its detailed analysis of how it considered the guidance in paragraphs 10 and 90 to IAS 36 and its reference to “qualitative assessment”.

As a background, the Company performed several material acquisition such as Tremor Video Inc. (“Tremor video”) in August 2017, RhythmOne (“1R”) in April 2019 and Unruly in January 2020. In each of these acquisitions, the Company recorded goodwill in a business acquisition based on the relative fair value which amounted to $152,861 thousand and $133,703 thousand as of December 31, 2020 and 2019, respectively.

As discussed in note 3e(3) to its financial statements, the Company has identified its entire operation as a single cash generating unit (“CGU”). Note 7 to the financial statement refers to both the impairment testing of intangible assets and goodwill acquired in a business combination. The impairment test for goodwill is performed annually for each year, irrespective of whether there has been indication of impairment, on December 31 of each year. Additionally, the Company assesses, in accordance with IAS 36.12, any external and internal source of information to determine if there are any indicators for impairment.

In that respect the Company applied the guidance in IAS 36.80 and accordingly, since there is no level for which goodwill is monitored for internal management purposes and as there is only one operating segment, which is the entire Company’s operation, the assessment is performed on the basis of the market price of the entire Company’s value as stated above.

As the Company’s shares are listed (i.e. Alternative Investment Market of the London Stock Exchange) and therefore have a quoted price in an active market, in general, goodwill impairment test is performed by using a quantitative assessment that is based primarily on the Company’s fair value according to quoted prices, in accordance with IFRS 13.

As of December 31, 2020, the CGU recoverable amount was based on the Company’s fair value as determined according to the observable share price as of that date and was significantly higher than its carrying amount. Therefore, the Company concluded that no impairment is required as of that date.

As of December 31, 2019, the Company’s observable share price was lower than the carrying amount of the CGU and as such, the Company performed a value in use measurement to assess impairment, which was based on a discounted cash flow calculation and was significantly higher than its carrying amount. Therefore, the Company concluded that no impairment is required as of that date.

Furthermore, with respect to other intangible assets, the Company considered qualitative factors in order to assess whether potential impairment exists under IAS 36.12.

The Company has considered the disclosure requirement in IAS 36.134 and has revised page F-35 to provide additional disclosure to the financial statement, including related clarifications regarding its assessments and the additional key assumptions and approaches used, as discussed above.

April 13, 2021

Exhibits

17.

Please file your material leases, employment agreements, and deposit agreement between the registrant, the depositary and holders of the American Depositary Shares as exhibits to the registration statement. See Item 601(b)(4) and (10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the exhibit list on page II-4 of Submission No. 2 to include the deposit agreement which will be filed by amendment.

The Company advises the Staff that it does not have any material lease agreement.

The Company further respectfully advises the Staff that it does not believe it is required to file its employment agreements with its executive officers. Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that compensatory contracts of a registrant need not be filed if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company advises the Staff that it is a foreign private issuer furnishing compensatory information under Item 402(a)(1) of Regulation S-K, that public filing of the employment agreements is not required in Israel and that the employment agreements have not otherwise been publicly disclosed by the Company. Accordingly, the Company respectfully advises the Staff that it is exempt from filing the employment or service agreements with its executive officers as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan Benedict

Ryan Benedict

of LATHAM & WATKINS LLP

cc:	Ofer Druker, Tremor International Ltd.
Sagi Niri, Tremor International Ltd.
Josh Kiernan, Latham & Watkins LLP
Tuvia Geffen, Naschitz, Brandes, Amir & Co., Advocates